UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: European Family Office Institute LLC 8-69871

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2299 NW 4 th Ave.
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

George P. Simon	(561) 715-1231	wealthstreets@efoillc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB & Company, PA
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Ave. Suite 130. Maitland FL 32751

(Date of Registration with PCAOB)(if applicable)
July 28, 2004 1839
(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George P. Simon swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of European Family Office Institute LLC. , as of 12/31/, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



NAJRAN A THOMPSON
Notary Public - State of Florida
Commission # GG 257498
My Comm. Expires Sep 11, 2022

Notary Public

Signature:

Title:CEO

This filing contains (check all applicable boxes):**

X   (a) Statement of financial condition.

☐   (b) Notes to consolidated statement of financial condition.

X   (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

X   (d) Statement of cash flows.

X   (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐   (f) Statement of changes in liabilities subordinated to claims of creditors.

X   (g) Notes to consolidated financial statements.

X   (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐   (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐   (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐   (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐   (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

X   (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐   (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

X   (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐   (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒   (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐   (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒   (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒   (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐   (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒   (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐   (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐   (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of European Family Office Institute LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of European Family Office Institute LLC as of December 31, 2021, the related statement of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of European Family Office Institute LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of European Family Office Institute LLC's management. Our responsibility is to express an opinion on European Family Office Institute LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to European Family Office Institute LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of European Family Office Institute LLC's financial statements. The supplemental information is the responsibility of European Family Office Institute LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA

We have served as European Family Office Institute LLC's auditor since 2018.

Maitland, Florida

March 29, 2022

EUROPEAN FAMILY OFFICE INSTITUTE LLC
FINANCIAL STATEMENTS AND SCHEDULES

For the Period Ending
December 31, 2021
With Report of Registered Public Accounting Firm

EUROPEAN FAMILY OFFICE INSTITUTE LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash and cash equivalents	$	13,901
Prepaid expenses		74
Total assets	$	13,975

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	450
Total liabilities		450
Member's equity		13,525
Total liabilities and member's equity	$	13,975

The accompanying notes are an integral part of these financial statements.

EUROPEAN FAMILY OFFICE INSTITUTE LLC
STATEMENT OF OPERATIONS
For the Period Ending December 31, 2021

REVENUES		
Advisory	$	69,315
EXPENSES		
Information technology		2,037
License and registrations		4,029
Professional fees		5,666
Travel and entertainment		3,260
Other operating expenses		23,347
Total expenses		38,339
NET INCOME (LOSS)	$	30,976

The accompanying notes are an integral part of these financial statements.

EUROPEAN FAMILY OFFICE INSTITUTE LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Period Ending December 31, 2021

Beginning Balance, December 31, 2020	$	10,549
Member's Contribution		8,000
Distribution		(36,000)
Net Income		30,976
Ending Balance, December 31, 2021	$	13,525

The accompanying notes are an integral part of these financial statements.

EUROPEAN FAMILY OFFICE INSTITUTE LLC
STATEMENT OF CASH FLOWS
For the Period Ending December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	30,976
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in accounts receivable		
Decrease in due from member		
Decrease in prepaid expenses		990
Decrease in accounts payable and accrued liabilities		-
Net cash used in operating activities		31,966
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member Contributions/Draws		8,000
Member Distributions		(36,000)
Net cash provided by financing activities		(28,000)
NET INCREASE IN CASH		3,966
CASH AND CASH EQUIVALENTS:		
Beginning of period		9,935
End of period	$	13,901
non-cash items paid during the year for:		
Income tax	$	-
Interest expense	$	-

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: European Family Office Institute LLC (the "Company"), a Florida Limited Liability Company organized in August 2014, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") approved on October 25, 2017.

The Company is in the business of advisory on mergers and aquisitions. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Potential customers of the Company are introduced to a carrying broker-dealer (clearance agent) on a fully disclosed basis.

Income Taxes: The Company is taxed as a sole proprietorship. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Financial statements are prepared on the accrual basis in accordance with U.S. generally accepted accounting principles.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

EUROPEAN FAMILY OFFICE INSTITUTE LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue from Contracts with Customers:

Significant Judgements

Revenue from contracts with customers includes advisory fees and consulting fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

M & A advisory fees

The company provides advisory services on mergers & acquisitions and portfolio trading consultation. Revenue for advisory arrangement and consulting is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contract, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under specific contract. Retainers and other fees received from customers prior to recognizing revenue are

Note B- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $13,451 which was $8,451 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .033 to 1

NOTE C - COMMITMENTS AND CONTINGENCIES

There are no commitments or contingencies at year ended December 31, 2021.

NOTE D - SUBSEQUENT EVENTS

Management has assessed subsequent events through the date the financial statements were available to be issued and determined no subsequent events or transactions occurred during that period requiring recognition or disclosure.

EUROPEAN FAMILY OFFICE INSTITUTE LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2021

Net Capital		
Total member's equity qualified for net capital	$	13,524
Deduction for non-allowable assets:		
Prepaid expenses		(74)
Net capital	$	13,451
Minimum net capital required (greater than $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	8,451
Aggregate Indebtedness:		
Liabilities	$	450
Minimum net capital based on aggregate indebtedness	$	30
Ratio of aggregate indebtedness to net capital		.05 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2021.

There was no material difference between net capital in Part IIA of Form X-17A-5 and net capital above.

EUROPEAN FAMILY OFFICE INSTITUTE LLC

SCHEDULE 11
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2021

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph **(k)(2)(ii)** of the rule and does not hold customers' monies or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2021

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of European Family Office Institute LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) European Family Office Institute LLC identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which European Family Office Institute LLC claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) European Family Office Institute LLC stated that European Family Office Institute LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to private placements. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

European Family Office Institute LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about European Family Office Institute LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

March 29, 2022

European Family Office
Institute LLC's Exemption
Report

European Family Office Institute LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17
C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

    (1)   Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)[3] (k)(2)(ii)

    (2)   The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: Private Placements .The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and
(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

European Family Office Institute LLC

I, George P Simon, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By:

Title: CEO

03/28/2022